SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐             No:    ☒

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with Braskem’s unaudited consolidated interim financial information at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, filed with the United States Securities and Exchange Commission, or the SEC, on May 25, 2011, which we refer to as the Braskem First Quarter Financial Statement Report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on June 10, 2011, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that have influenced our results of operations during the three months ended March 31, 2011;

•	a summary of our financial presentation;

•	a discussion of developments since March 31, 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the three-month periods ended March 31, 2011 and 2010; and

•	a discussion of our liquidity and capital resources, including our cash flows for the three-month period ended March 31, 2011 and our material short-term and long-term indebtedness at March 31, 2011.

Overview

We are the largest producer of thermoplastic resins in the Americas and the eighth largest producer of thermoplastic resins in the world, based on annual production capacity of our 31 plants in Brazil and the United States at March 31, 2011. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010. We recorded net sales revenue of R$7,388.1 million and net income of R$305.0 million during the three-month period ended March 31, 2011, and net sales revenue of R$25,494.8 million and net income of R$1,889.5 million during the year ended December 31, 2010.

Our results of operations will be significantly influenced in future periods as a result of (1) our acquisition of the Quattor Companies in the Quattor Acquisition, and (2) our acquisition of Braskem America in the Sunoco Chemicals Acquisition. For information regarding these acquisitions and the acquired companies, see “Item 4. Information on the Company—History and Development of Our Company—Sunoco Chemicals Acquisition” and “Item 4. Information on the Company—History and Development of Our Company—Quattor Acquisition,” “Item 4. Information on the Company—Quattor Unit,” and “Item 4. Information on the Company—Braskem America” in the Braskem Annual Report. In addition, our results of operations for the three month periods ended March 31, 2011 and 2010 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

the growth rate of Brazilian GDP, which had an estimated 4.2% growth rate in the three-month period ended March 31, 2011, and which affects the demand for our products and, consequently, our domestic sales volume;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•

the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and the average price of which increased by 28.1% during the three-month period ended March 31, 2011 compared to the corresponding period of 2010;

•

the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•

our capacity utilization rates, which declined during the three-month period ended March 31, 2011 compared to the corresponding period of 2010, primarily as a result of the unscheduled stoppage of our plants in the States of Bahia and Alagoas, including our plants at the Northeastern Complex and the plants of our Vinyls Unit, as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure;

•

changes in the real/U.S. dollar exchange rate, including the 2.3% appreciation of the Brazilian real against the U.S. dollar during the three-month period ended March 31, 2011 compared to the 2.2% depreciation of the Brazilian real against the U.S. dollar during the corresponding period of 2010, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•

the inflation rate in Brazil, which was 2.55% during the three-month period ended March 31, 2011 (on an annualized basis) compared to 2.73% during the corresponding period of 2010, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Reorganization of Business Segments

As a result of our acquisition of control of Quattor Participações S.A., or Quattor, we have consolidated the results of Quattor and its subsidiaries, including Quattor Química S.A., or Quattor Química, Rio Polímeros S.A., or RioPol, and Braskem Petroquímica S.A. (formerly Quattor Petroquímica S.A.), or Braskem Petroquímica, into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with our subsidiary IQ Soluções & Química, or quantiQ on January 3, 2011. As a result of our acquisition of control of Polibutenos S.A. Indústrias Químicas, or Polibutenos, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. We included the results of Quattor, Quattor Química (prior to its merger with and into Quattor), RioPol, Braskem Petroquímica, Polibutenos and their subsidiaries, which we refer to collectively as the Quattor Companies, in our Quattor segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements.

As a result of our acquisition of Sunoco Chemicals Inc., which we have renamed Braskem America Inc., or Braskem America, we have fully consolidated the results of Braskem America and its subsidiaries into our financial statements as from April 1, 2010 and included the results of Braskem America in our Braskem America segment as from such date.

Following the approval of our acquisition of Quattor and its subsidiaries by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit, and report our results by five corresponding segments to reflect this organizational structure:

•

Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•	Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations of Braskem America.

•	Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•

Foreign Business —This segment includes the operations of Braskem America, which consist of the production and sale of polypropylene in the United States. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

•

Chemical Distribution—This segment includes the operations of QuantiQ, included the operations of Unipar Comercial from May 1, 2010 until its merger with QuantiQ on January 3, 2011, and included the operations of Varient Distribuidora de Resinas Ltda., or Varient, prior to our disposal of Varient in June 2010. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

We have included a reconciliation of the results of operations of our segments to our consolidated results of operations under “Results of Operations for the Three-Month Period Ended March 31, 2011 Compared with Three-Month Period Ended March 31, 2010” below.

Prior to this reorganization of our business activities and segments, we accounted for the operations of Quattor, RioPol and Braskem Petroquímica, which consist of the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex, our supply of utilities produced at these complexes to second generation producers, and the production and sale of polyethylene and polypropylene by the Quattor Companies as a single segment, which we referred to as the Quattor segment. This segment has been split and combined with our Basic Petrochemicals and Polyolefins segments.

In addition, prior to this reorganization of our business activities and segments, our Foreign Business segment was named the Braskem America segment.

As a result of this reorganization of our business activities and segments, the results of operations of our Basic Petrochemicals, Polyolefins and Foreign Business segments included in this report are not comparable to the results of operations of the predecessors of these segments as reported under “Item 5: Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2010.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since March 31, 2011.

Issuance of 5.75% Notes due 2021

On April 15, 2011, we issued and sold US$750.0 million aggregate principal amount of our 5.75% Notes due 2021. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature on April 15, 2021. We used the proceeds of this offering to prepay a portion of our outstanding indebtedness.

Tender Offer for 2014 Notes, 2015 Notes and 2017 Notes

In April 2011, Braskem Finance completed tender offers that it had made for any and all of our outstanding 11.75% Notes due 2014, or the 2014 Notes, 8.00% Notes due 2017, or the 2017 Notes, and 9.375% Notes due 2015, or the 2015 Notes. In these tender offers, we repurchased US$165.7 million aggregate principal amount of the 2014 Notes, US$84.7 million aggregate principal amount of the 2015 Notes, and US$144.3 million aggregate principal amount of the 2017 Notes.

Redemption of 9.00% Perpetual Bonds

In April 2011 we redeemed all of our outstanding 9.00% Perpetual Bonds in the aggregate principal amount of US$200.0 million.

Banco do Brasil Foreign Exchange Contract

In April 2011, Braskem entered into three foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio) in an aggregate principal amount of US$250.0 million in connection with export of certain goods. Under these foreign exchange contracts, Braskem is obligated to export goods in the amount of US150.0 million by June 27, 2011, US$100.0 million by June 28, 2011 and US$50.0 million by June 30, 2011.

Caixa Econômica Federal Credit Export Note Facility

In April 2011, Braskem entered into an export note facility with Caixa Econômica Federal in an aggregate principal amount of R$450.0 million. The loan proceeds will be used to produce petrochemical products to be exported between April 2011 and March 2019. Interest is payable quarterly in January, April, July and October of each year. The loan bears interest at a floating rate of approximately 112.5% of CDI and matures in April 2019.

Banco Itaú BBA Import Finance Agreement

In May 2011, Braskem entered into an import financing agreement in the amount of US$60.2 million in connection with the import of certain goods. The loan bears interest at an annual rate of 1.14% and matures in June 2011.

Casualty Incident at Alagoas Chlor-Alkali Plant

On May 21, 2011, our Alagoas chlor-alkali plant experienced a chlorine leak, which was caused by the failure of certain equipment. On May 23, 2011, a different piece of equipment in the same plant ruptured. This equipment rupture did not involve any leakage of chlorine. The cause of both events was an abnormal and unpredictable increase in the concentration of trichloramine generated in this plant’s production process.

As a result of the chlorine leak, approximately 150 local residents were examined for respiratory contamination by the emergency room of a local hospital. All were released within 24 hours. The equipment rupture resulted in the hospitalization of five employees of Mills Estruturas e Serviços de Engenharia S.A. working at this plant, three of whom were released from the hospital the following day. As of the date of this report, two of these workers remain hospitalized.

As a result of these incidents, our chlor-alkali plant was temporarily shut down on May 21, 2011 and resumed operations on June 9, 2011. We are currently evaluating the impact of these events on our operations, and do not expect these events to have any material adverse impact on our results.

Results of Operations for the Three-Month Period Ended March 31, 2011 Compared with Three-Month Period Ended March 31, 2010

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables. Prior to May 2009, we produced caprolactam and related products. In May 2009, we temporarily closed our caprolactam plant. We are continuing to analyze our options regarding the resumption of caprolactam production based on our estimate of Brazilian demand for this product and our cost of production. Our revenue and expenses related to sales of caprolactam and related products are not included in the financial information reported for our business segments and are included in reclassifications and eliminations in the tables below.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Three-Month Period Ended March 31, 2011
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses		Equity in results of investees		Other operating income (expense), net(1)		Operating profit
	(in millions of reais)

Basic Petrochemicals	R$	5,087.1	R$	(4,539.8)	R$	547.3	R$	(137.2)	R$	—	R$	(5.7)	R$	404.4
Polyolefins		3,074.4		(2,633.7)		440.7		(199.0)		—		(3.9)		237.8
Vinyls		396.6		(384.6)		12.1		(33.2)		—		(5.8)		(26.9)
Foreign Business		652.8		(578.8)		74.0		(29.7)		—		(7.4)		36.9
Chemical Distribution		174.2		(138.9)		35.3		(23.6)		—		(1.5)		10.3

Total segments		9,385.2		(8,275.8)		1,109.4		(422.6)		—		(24.3)		662.5
Other segment(2)		201.0		(175.5)		25.5		(19.1)		—		2.6		9.0
Corporate unit(3)		—		—		—		(43.3)		5.5		9.3		(28.5)
Reclassifications and eliminations(4)		(2,198.1)		2,061.1		(137.1)		—		—		—		(137.1)

Consolidated	R$	7,388.1	R$	(6,390.2)	R$	997.9	R$	(485.0)	R$	5.5	R$	(12.5)	R$	505.9

	Three-Month Period Ended March 31, 2010
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses		Equity in results of investees		Other operating income (expense), net(1)		Operating profit
	(in millions of reais)

Basic Petrochemicals	R$	3,421.6	R$	(2,925.1)	R$	496.5	R$	(91.2)	R$	—	R$	4.0	R$	409.3
Polyolefins		2,005.7		(1,762.2)		243.5		(129.8)		—		(0.8)		112.9
Vinyls		420.3		(390.0)		30.2		(32.9)		—		(0.1)		(2.8)
Chemical Distribution		150.5		(126.7)		23.8		(16.8)		—		0.8		7.8

Total segments		5,998.1		(5,204.1)		794.0		(270.7)		—		3.8		527.2
Other segment(2)		174.1		(161.3)		12.8		(8.9)		—		2.8		6.7
Corporate unit(3)		—		—		—		(26.3)		9.9		(21.8)		(38.2)
Reclassifications and eliminations(4)		(1,455.9)		1,442.9		(13.0)		—		—		—		(13.0)

Consolidated	R$	4,716.3	R$	(3,922.4)	R$	793.9	R$	(305.9)	R$	9.9	R$	(15.1)	R$	482.8

(1)	Includes research and development.
(2)	Represents jointly-controlled companies accounted for under the proportional consolidation method (i.e., RPR, Propilsur and Polimerica) and Braskem ldesa S.A.P.I.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Includes net sales revenue of R$7.9 million during the three-month period ended March 31, 2011 and R$14.3 million during the corresponding period of 2010 from sales of cyclohexane and cyclohexanone.

The following table sets forth consolidated financial information for the three-month periods ended March 31, 2011 and 2010.

	Three-Month Period Ended March 31,
	2011		2010		% Change
	(in millions of reais)

Net sales revenue	R$	7,388.1	R$	4,716.3	56.7
Cost of sales and services rendered		(6,390.2)		(3,922.4)	62.9

Gross profit		997.9		793.9	25.7
Selling expenses		(82.8)		(58.8)	40.8
Distribution expenses		(119.7)		(70.1)	70.8
General and administrative expenses		(262.9)		(161.6)	62.7
Research and development expenses		(19.6)		(15.4)	27.3
Equity in results of investees		5.5		9.9	(44.4)
Other operating (expenses) income, net		(12.5)		(15.1)	(17.2)

Operating profit before financial result		505.9		482.8	4.8
Financial expenses		(135.3)		(563.0)	(76.0)
Financial income		78.3		120.6	(35.1)

Profit before income tax and social contribution		448.9		40.4	1,011.1
Income tax and social contribution		(143.9)		(17.5)	722.3

Net income	R$	305.0	R$	22.9	1,231.9

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by 56.7% during the three-month period ended March 31, 2011, primarily as a result of (1) a 48.7% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 53.3% increase in net sales revenue of our Polyolefins segment, and (3) our consolidation of the results of our Foreign Business segment as from April 1, 2010, which generated net sales revenue of R$652.8 million during the three-month period ended March 31, 2011. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 51.0% during the three-month period ended March 31, 2011.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 48.7% during the three-month period ended March 31, 2011, primarily as a result of our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which generated net sales revenue of R$1,205.5 million during the three-month period ended March 31, 2011. The effects of this increase were partially offset by (1) an 8.5% decline in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to third parties by our legacy basic petrochemicals operations to R$1,356.5 million during the three-month period ended March 31, 2011 from R$1,482.6 million during the corresponding period of 2010, and (2) a 3.1% decline in net sales revenue generated by sales of basic petrochemicals by our legacy basic petrochemicals operations to our other business units to R$1,324.7 million during the three-month period ended March 31, 2011 from R$1,367.1 million during the corresponding period of 2010, both of which were primarily attributable to the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Net sales revenue generated by sales of:

•	naphtha and condensate increased by 250.4% to R$907.9 million during the three-month period ended March 31, 2011 from R$259.1 million during the corresponding period of 2010;

•

fuels increased by 48.6% to R$250.7 million during the three-month period ended March 31, 2011 from R$168.7 million during the corresponding period of 2010, primarily as a result of a 57.8% increase in net sales revenue generated by sales of automotive gasoline during the three-month period ended March 31, 2011, the effects of which were partially offset by an 8.8% decline in net sales revenue generated by domestic sales of fuel products other than automotive gasoline;

•

intermediates, primarily cumene, which we did not produce or sell prior to the acquisition of the Quattor Companies, was R$176.2 million during the three-month period ended March 31, 2011 as a result of our consolidation of the results of Quattor as from May 1, 2010; and

•

utilities, including sales of utilities to our other segments, declined by 10.4% to R$129.2 million during the three-month period ended March 31, 2011 from R$144.1 million during the corresponding period of 2010.

The most significant factors contributing to the decline of net sales revenue generated by sales of basic petrochemicals to third parties by our legacy basic petrochemicals operations were (1) an R$82.8 million, or 28.1%, decline in net sales revenue generated by sales of propylene, and (2) a R$60.5 million, or 11.6%, decline in net sales revenue generated by sales of BTX products to third parties. The effects of these declines were partially offset by a R$44.5 million, or 41.8%, increase in net sales revenue generated by sales of ETBE to third parties.

Sales volume of propylene to third parties by our legacy basic petrochemicals operations declined by 35.1% to approximately 85,300 tons during the three-month period ended March 31, 2011 from approximately 131,300 tons during the corresponding period of 2010. Domestic sales volume of propylene to third parties by these operation declined by 44.5% to approximately 52,200 tons during the three-month period ended March 31, 2011 from approximately 94,100 tons during the corresponding period of 2010, principally due to (1) the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor and its subsidiaries as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor, and (2) the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of propylene declined by 11.2% during the three-month period ended March 31, 2011, principally due to the reduced volume of propylene available for export as a result of the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of propylene increased primarily as a result of the 30.5% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, the effects of which were partially offset by the 9.2% average appreciation of the real against the euro.

Sales volume of BTX products to third parties by our legacy basic petrochemicals operations declined by 22.2% to approximately 220,000 tons during the three-month period ended March 31, 2011 from approximately 282,600 tons during the corresponding period of 2010. The principal factor leading to the decline in net sales revenue generated by sales of BTX products to third parties was the 17.9% decline in net sales revenue generated by sales of benzene to third parties. Domestic sales volume of benzene to third parties by our legacy basic petrochemicals operations declined by 12.2% during the three-month period ended March 31, 2011 and export sales volume of benzene declined by 40.9% during the three-month period ended March 31, 2011, both principally due to the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of benzene increased primarily as a result of the 17.2% increase in the average North American spot market price of benzene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the 8.0% average appreciation of the real against the U.S. dollar.

Sales volume of ETBE to third parties by our legacy basic petrochemicals operations, substantially all of which is exported, increased by 29.3% to approximately 81,100 tons during the three-month period ended March 31, 2011 from approximately 62,800 tons during the corresponding period of 2010, which reflects the lost production in 2010 as a result of a schedule maintenance shutdown of this facility during the first quarter of 2010. The average prices that we realized for sales of ETBE increased primarily as a result of the 7.3% increase in the average Western Europe spot market price of ETBE in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 53.3% during the three-month period ended March 31, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$1,050.3 million during the three-month period ended March 31, 2011, (2) a 20.7% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations. The effects of these factors was partially offset by an 8.9% decline in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations primarily attributable to the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Sales volume of polypropylene increased by 74.7% to approximately 392,800 tons, including approximately 152,700 tons sold by Quattor, RioPol and Braskem Petroquímica, during the three-month period ended March 31, 2011 from approximately 224,900 tons during the corresponding period of 2010. Domestic sales volume of polypropylene by our legacy polyolefins operations increased by 2.7% during the three-month period ended March 31, 2011, principally as a result of the increased demand for polypropylene products by the automotive sector and the agricultural sector. Export sales volume of polypropylene by our legacy polyolefins operations increased by 24.3% as a result of the increased volume of polypropylene available for export, which was reduced during the three-month period ended March 31, 2010 as a result of a scheduled maintenance stoppage of one of our plants. The average prices that we realized for sales of polypropylene increased primarily as a result of the 21.5% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 25.5% to approximately 532,300 tons, including approximately 173,800 tons sold by Quattor, RioPol and Braskem Petroquímica, during the three-month period ended March 31, 2011 from approximately 424,100 tons during the corresponding period of 2010. Domestic sales volume of polyethylene by our legacy polyolefins operations declined by 11.4% during the three-month period ended March 31, 2011, principally as a result of the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of polyethylene by our legacy polyolefins operations declined by 22.3% during the three-month period ended March 31, 2011, principally due to the reduced volume of polyethylene available for export as a result of the unscheduled stoppage of our basic petrochemicals and polyolefins plants in the Northeastern Complex. The average prices that we realized for sales of polyethylene increased primarily as a result of the 5.3%, 18.8% and 3.9% increases in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment declined by 5.6% during the three-month period ended March 31, 2011, primarily as a result of a 10.9% decline in net sales revenue generated by sales of PVC and a 61.9% decline in net sales revenue generated by sales of EDC, both primarily attributable to the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our vinyls plants in the States of Bahia and Alagoas, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure. The effects of these declines were partially offset by a 36.4% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during the three-month period ended March 31, 2011, declined by 13.5% to approximately 106,600 tons during this period from approximately 123,200 tons during the corresponding period of 2010, primarily as a result of the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC increased primarily as a result of the 4.9% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC, which we do not sell in the domestic market, declined by 58.5% to approximately 10,800 tons during the three-month period ended March 31, 2011 from approximately 26,000 tons during the corresponding period of 2010, primarily as a result of the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of EDC declined primarily as a result of the 1.2% decline in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by CMAI, and the average appreciation of the real against the U.S. dollar.

Sales volume of caustic soda, substantially all of which we sold in the domestic market during the three-month period ended March 31, 2011, declined by 11.2% to approximately 91,800 tons during this period from approximately 103,300 tons during the corresponding period of 2010, primarily as a result of the unscheduled stoppage of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of caustic soda increased primarily as a result of the 106.8% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Foreign Business Segment

Net sales revenue of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010, was R$652.8 million during the three-month period ended March 31, 2011. Sales volume of polypropylene was approximately 200,000 tons during the three-month period ended March 31, 2011.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 15.7% during the three-month period ended March 31, 2011, principally as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010. Net sales revenue from sales of solvents increased by 74.7% during the three-month period ended March 31, 2011, primarily as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010. Net sales revenue from sales of general purpose chemicals increased by 28.4% during the three-month period ended March 31, 2011, primarily as a result of a 24.3% increase in the sales volume of general purpose chemicals to approximately 27,400 tons during the three-month period ended March 31, 2011 from approximately 22,100 tons during the corresponding period of 2010, driven primarily by the commencement of this segment’s sales of chlorine/soda products in May 2010 as a result of our acquisition of Unipar Comercial, and a 75.6% increase in sales volume of intermediates. Net sales revenue from sales of polymers declined by R$37.1 million as we ceased sales of these products following the sale of Varient in June 2010.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 62.9% during the three-month period ended March 31, 2011, primarily as a result of (1) a 55.2% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 49.5% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) our consolidation of the results of our Foreign Business segment as from April 1, 2010, which recorded cost of sales and services rendered of R$578.8 million during the three-month period ended March 31, 2011. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 42.8% during the three-month period ended March 31, 2011.

Consolidated gross profit increased by 25.7% during the three-month period ended March 31, 2011. Gross margin (gross profit as a percentage of net sales revenue) declined to 13.5% during the three-month period ended March 31, 2011 from 16.8% during the corresponding period of 2010.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 55.2% during the three-month period ended March 31, 2011, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which recorded cost of sales and services of R$1,041.6 million during the three-month period ended March 31, 2011, and (2) the effects of the 28.1% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$909.5 during the three-month period ended March 31, 2011 compared to US$709.9 during the corresponding period of 2010, the effects of which were partially offset by the effects of the average appreciation of the real against the U.S. dollar. The effects of these factors was partially offset by an 18.5% decline in the total sales volume of our Basic Petrochemicals segment’s legacy basic petrochemicals operations. Naphtha and condensate accounted for 59.3% of the Basic Petrochemicals segment’s cost of sales and services rendered during the three-month period ended March 31, 2011 and 77.5% during the corresponding period of 2010.

Gross profit of the Basic Petrochemicals segment increased by 10.2% during the three-month period ended March 31, 2011 and gross margin declined to 10.8% during the three-month period ended March 31, 2011 from 14.5% during the corresponding period of 2010.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 49.5% during the three-month period ended March 31, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$899.4 million during the three-month period ended March 31, 2011, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 25.1% increase in the average Western Europe contract price of ethylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, (3) the effects on our Polyolefins Unit’s average cost of propylene of the 30.5% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro. The effects of these increases was partially offset by an 8.2% decline in the total sales volume of our Polyolefins segment’s legacy polyolefins operations. Gross profit of the Polyolefins segment increased by 81.0% during the three-month period ended March 31, 2011, and gross margin increased to 14.3% during the three-month period ended March 31, 2011 from 12.1% during the corresponding period of 2010.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment declined by 1.4% during the three-month period ended March 31, 2011, primarily due to a 16.1% decline in the total sales volume of our Vinyls Unit, the effects of which were partially offset by an increase in the average cost of ethylene during the period in which we manufactured the products sold during the three-month period ended March 31, 2011 compared to the period in which we manufactured the products sold during the corresponding period of 2010. Gross profit of the Vinyls segment declined by 59.9% to R$12.1 million during the three-month period ended March 31, 2011 from R$30.2 million during the corresponding period of 2010, while gross margin declined to 3.1% during the three-month period ended March 31, 2011 from 7.2% during the corresponding period of 2010.

Cost of Sales of Foreign Business Segment

Cost of sales of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010, was R$578.8 million during the three-month period ended March 31, 2011. Gross profit of the Foreign Business segment was R$74.0 million, and gross margin was 11.3% during the three-month period ended March 31, 2011.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 9.6% during the three-month period ended March 31, 2011, primarily the 22.8% increase in sales volume of this segment, principally as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010. Gross profit of the Chemical Distribution segment increased by 48.3% during the three-month period ended March 31, 2011, while gross margin increased to 20.3% during the three-month period ended March 31, 2011 from 15.8% during the corresponding period of 2010.

Selling Expenses

Selling expenses increased by 40.9% during the three-month period ended March 31, 2011, primarily as a result of our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$36.6 million. The effects of this increase was partially offset by a decline in selling expenses of our other operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. Selling expenses as a percentage of net sales revenue declined to 1.1% during the three-month period ended March 31, 2011 from 1.2% during the corresponding period of 2010.

Distribution Expenses

Distribution expenses increased by 70.8% during the three-month period ended March 31, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$35.4 million, and (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our distribution expenses by R$4.4 million. Distribution expenses as a percentage of net sales revenue increased to 1.6% during the three-month period ended March 31, 2011 from 1.5% during the corresponding period of 2010.

General and Administrative Expenses

General and administrative expenses increased by 62.7% during the three-month period ended March 31, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our general and administrative expenses by R$42.5 million, (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$16.2 million, (3) expenses related to our development of our Ethylene XXI project, and (4) increased general and administrative expenses of our Chemical Distribution segment. General and administrative expenses as a percentage of net sales revenue increased to 3.6% during the three-month period ended March 31, 2011 from 3.4% during the corresponding period of 2010.

Research and Development Expenses

Research and development expenses increased by 27.5%, or R$4.2 million, during the three-month period ended March 31, 2011, primarily as a result of our consolidation of the results of our Foreign Business Segment as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue remained stable at 0.3%.

Equity in Results of Investees

Equity in results of investees declined by 44.4%, or R$4.4 million, during the three-month period ended March 31, 2011, primarily as a result of (1) a 62.7% decline in equity in the results of subsidiaries and jointly controlled companies to R$1.2 million during the three-month period ended March 31, 2011 from R$3.3 million during the corresponding period of 2010, (2) a 21.3% decline in equity in the results of associated companies to R$5.6 million during the three-month period ended March 31, 2011 from R$7.1 million during the corresponding period of 2010, principally due to lower net income recorded by Cetrel S.A.—Empresa de Proteção Ambiental and Borealis Brasil S.A., and (3) an increase in goodwill amortization to R$1.4 million during the three-month period ended March 31, 2011 from R$0.5 million during the corresponding period of 2010.

Other Operating Expenses, Net

Other operating expenses, net declined by 17.2%, or R$2.7 million, during the three-month period ended March 31, 2011.

Operating Income

As a result of the foregoing:

•

operating income of the Basic Petrochemical segment declined by 1.2% to R$404.4 million during the three-month period ended March 31, 2011 from R$409.3 million during the corresponding period of 2010, and the operating margin of the Basic Petrochemical segment declined to 7.9% during the three-month period ended March 31, 2011 from 12.0% during the corresponding period of 2010;

•

operating income of the Polyolefins segment increased by 110.6% to R$237.8 million during the three-month period ended March 31, 2011 from R$112.9 million during the corresponding period of 2010, and the operating margin of the Polyolefins segment increased to 7.7% during the three-month period ended March 31, 2011 from 5.6% during the corresponding period of 2010;

•

operating loss of the Vinyls segment was R$26.9 million during the three-month period ended March 31, 2011 compared to R$2.8 million during the corresponding period of 2010, and the negative operating margin of the Vinyls segment was 6.8% during the three-month period ended March 31, 2011 compared to 0.7% during the corresponding period of 2010;

•

operating income of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010, was R$36.9 million during the three-month period ended March 31, 2011 and the operating margin of the Foreign Business segment was 5.7% during this period; and

•

operating income of the Chemical Distribution segment increased by 32.0% to R$10.3 million during the three-month period ended March 31, 2011 from R$7.8 million during the corresponding period of 2010, and the operating margin of the Chemical Distribution segment increased to 5.9% during the three-month period ended March 31, 2011 from 5.2% during the corresponding period of 2010.

Operating income on a consolidated basis increased by 4.8% during the three-month period ended March 31, 2011. As a percentage of net sales revenue, operating income declined to 6.8% during the three-month period ended March 31, 2011 from 10.2% during the corresponding period of 2010.

Financial Income (Expenses), Net

Financial Income

Financial income declined by 35.1% during the three-month period ended March 31, 2011, primarily due to the effects of a R$10.1 million loss on exchange variation on monetary assets recorded during the three-month period ended March 31, 2011 compared to a R$53.0 million gain recorded during the corresponding period of 2010 as a result of the 2.3% appreciation of the real against the U.S. dollar during the three-month period ended March 31, 2011 compared to the 2.2% depreciation of the real against the U.S. dollar during the corresponding period of 2010. The effects of this change were partially offset by a 63.5% increase in interest income to R$64.8 million during the three-month period ended March 31, 2011 from R$39.6 million during the corresponding period of 2010, primarily as a result of a 30.8% increase in the average SELIC interest rate to 2.59% during the three-month period ended March 31, 2011 from 1.99% during the corresponding period of 2010.

Financial Expenses

Financial expenses declined by 76.0% during the three-month period ended March 31, 2011, primarily due to the effects of a R$225.2 million gain on exchange variation on monetary liabilities recorded during the three-month period ended March 31, 2011 compared to a R$227.7 million loss recorded during the corresponding period of 2010 as a result of the 2.3% appreciation of the real against the U.S. dollar during the three-month period ended March 31, 2011 compared to the 2.2% depreciation of the real against the U.S. dollar during the corresponding period of 2010. The effects of this change were partially offset by a 45.2% increase in interest expenses to R$208.9 million during the three-month period ended March 31, 2011 from R$143.8 million during the corresponding period of 2010, primarily as a result of a 27.4% increase in the average amount of our indebtedness during the three-month period ended March 31, 2011, primarily as a result of our consolidation of the indebtedness of Quattor as from May 1, 2010 and our incurrence of indebtedness in connection with the acquisition of Braskem America.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the three-month periods ended March 31, 2011 and 2010. Income tax and social contribution was an expense of R$143.9 million during the three-month period ended March 31, 2011 compared to R$17.5 million during the corresponding period of 2010.

The effective tax rate applicable to our operating income was 32.1% during the three-month period ended March 31, 2011, primarily as a result of (1) the effect of our incurrence of non-deductible expenses, which reduced our effective tax rate by 1.6%, and (2) the effects of tax incentives, which reduced our effective tax rate by 1.6%. These effects on our effective tax rate were partially offset by the effects of income tax and social contribution on equity in the results of investees, which increased our effective tax rate by 1.3%.

The effective tax rate applicable to our operating income was 43.3% during the three-month period ended March 31, 2010, primarily as a result of (1) the effect of our incurrence of non-deductible expenses, which increased our effective tax rate by 33.9%, including (a) provisions for environmental damage, losses related to plant shutdowns and losses on investments, which increased our effective rate by 15.7%, (b) non-deductible expenses relating to the adoption of IFRS, which increased our effective tax rate by 6.6% and (c) other non-deductible expenses, which increased our effective tax rate by 11.6%, and (2) the effects of income tax and social contribution on equity in the results of investees, which increased our effective tax rate by 30.6%. These effects on our effective tax rate were partially offset by the effects of taxes paid in installments, which decreased our effective tax rate by 55.1%.

Net Income

We recorded net income of R$305.0 million during the three-month period ended March 31, 2011, or 4.1% of net sales revenue, compared to net income of R$22.9 million, or 0.5% of net sales revenue, during the corresponding period of 2010.

Liquidity and Capital Resources

Our principal cash requirements for 2011 consist of the following:

•	servicing our indebtedness;

•	working capital requirements;

•	capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

At March 31, 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At March 31, 2011, our consolidated cash and cash equivalents and other short-term investments amounted to R$2,868.9 million. At March 31, 2011, we had working capital of R$1,078.3 million. We believe that our working capital is currently adequate for our operations.

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$153.3 million during the three-month period ended March 31, 2011 compared to R$958.3 million during the corresponding period of 2010. Net cash provided by operating activities declined by R$805.0 million primarily as a result of:

•

the effects of a R$13.6 million increase in accounts payable to suppliers during the three-month period ended March 31, 2011 compared to a R$729.4 million increase during the corresponding period of 2010;

•

the effects of non-cash charges related to interest, monetary and exchange variations, net of R$67.8 million during the three-month period ended March 31, 2011 compared to non-cash charges of R$515.7 million during the corresponding period of 2010;

•	the effects of a R$256.9 million decline in inventories during the three-month period ended March 31, 2011 compared to a R$24.5 million increase during the corresponding period of 2010; and

•

the effects of a R$224.7 million decline in available for sale and held-to-maturity securities during the three-month period ended March 31, 2011 compared to a R$40.5 million increase during the corresponding period of 2010.

The effects of these factors were partially offset by (1) the effects of the increase in our profit before income tax and social contribution to R$448.9 million during the three-month period ended March 31, 2011 compared to R$40.4 million during the corresponding period of 2010, and (2) the effects of a R$73.3 million decline in taxes payable during the three-month period ended March 31, 2011 compared to a R$430.5 million decline during the corresponding period of 2010.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$321.6 million during the three-month period ended March 31, 2011. During the three-month period ended March 31, 2011, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$89.0 million to perform maintenance on our plants during scheduled shutdowns, (2) investments of R$82.1 million in new capacity projects, including investments of R$63.1 million for the construction of our new PVC facilities and R$13.6 million for the construction of our new butadiene plant, (3) investments of R$55.2 million in productivity and safety improvements, and (4) investments of R$47.9 million in equipment replacement.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$67.5 million during the three-month period ended March 31, 2011. During the three-month period ended March 31, 2011:

•	we borrowed US$200.0 million aggregate principal amount under a loan agreement that we entered into in February 2011, the proceeds of which we received in March;

•	we borrowed R$250.0 million aggregate principal amount under an agricultural credit note facility that we entered into in February 2011; and

•	we borrowed R$97.9 million under a revolving stand-by credit facility (Contrato de Abertura de Limite de Crédito) that we entered into in July 2010.

During the three-month period ended March 31, 2011, we used cash (1) to prepay R$385.9 million under a credit export note facility, and (2) to make scheduled payments of R$239.5 million under various of our outstanding debt instruments.

Indebtedness and Financing Strategy

At March 31, 2011, our total outstanding consolidated indebtedness, net of transaction costs, was R$12,536.8 million, consisting of R$1,630.0 million of short-term indebtedness, including current portion of long-term indebtedness (13.0% of our total indebtedness), and R$10,906.8 million of long-term indebtedness (87.0% of our total indebtedness). At March 31, 2011, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness at March 31, 2011 was R$4,399.5 million (35.1% of our total indebtedness), and our foreign currency-denominated indebtedness was R$8,137.3 million (64.9% of our total indebtedness).

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to adversely affect the quality of our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,630.0 million at March 31, 2011. We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At March 31, 2011, the consolidated outstanding balance under our short-term finance lines denominated in reais was R$1,246.9 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES and Financiadora de Estudos e Projetos, or FINEP;

•	fixed-rate notes issued in the international market;

•	export finance facilities;

•	debentures issued in the Brazilian market; and

•	bank credit facilities.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

EBITDA is calculated differently under the various debt instruments that require us to comply with financial ratios. EBITDA is defined in these debt instruments as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. Under some of these debt instruments, the calculation of EBITDA eliminates the effect of proportional consolidation of jointly controlled companies. Under some of these debt instruments, the financial ratios are calculated in reais, while under other debt instruments the financial ratios are calculated in dollars using (1) the average real/dollar exchange rate during each quarter to calculate EBITDA and financial expenses, and (2) the real/dollar exchange rate at the end of the period to calculate net debt.

For the 12 months ended March 31, 2011:

•	the highest ratio of net debt to EBITDA that we reported under these covenants was 2.54 to 1.0; and

•	the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 5.53 to 1.0.

Accordingly, we were in compliance with these financial covenants at March 31, 2011, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to (1) incur additional indebtedness, (2) incur liens, and (3) merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At March 31, 2011, R$2,540.8 million of our real-denominated debt and R$351.2 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2010. For a summary of the terms of our material outstanding indebtedness as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

Agricultural Credit Note Facility (Nota de Crédito Agrícola)

In February 2011, Braskem entered into an agricultural credit note facility with Banco do Brasil in an aggregate principal amount of R$250.0 million. The loan proceeds will be used for the acquisition of agricultural products (ethanol) directly from producers and their cooperatives. Principal on this loan is due in two payments of R$50.0 million in February 2013 and R$200.0 million in February 2014. This loan bears interest at a floating rate of approximately 99% of CDI and interest is payable on the principal payment dates. At March 31, 2011, the outstanding principal and interest under this credit facility was R$252.8 million.

Export Prepayment Agreement from Sumitomo and Credit Agricole

In February 2011, Braskem entered into a loan agreement with Sumitomo Chemical Company Limited and Crédit Agricole in the aggregate amount of US$200.0 million. The loan proceeds will be used (i) to build a new facility at the existing industrial unit in the Southern Complex, which will have an annual production capacity of 200,000 tons of HDPE and LDPE using bioethanol derived from sugarcane and non-grain feedstock as primary raw materials, and (ii) to upgrade facilities at the Southern Complex, Northeastern Complex and Alagoas and Southeastern Complex. This loan bears interest at a floating rate based on LIBOR plus 1.20% per annum, payable semi-annually in February and August, and matures in February 2021. At March 31, 2011, the outstanding principal and interest under this credit facility was US$200.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2011

BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade
Name: Marcela Aparecida Drehmer Andrade
Title: Chief Financial Officer